Commission File Number 001-31914

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

April 19, 2007

China Life Insurance Company Limited

(Translation of registrant’s name into English)

16 Chaowai Avenue

Chaoyang District

Beijing 100020, China

Tel: (86-10) 8565-9999

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F    X              Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T

Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T

Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                      No    X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

China Life Insurance Company Limited issued an announcement on April 17, 2007, a copy of which is attached as Exhibit 99.1 hereto.

China Life Insurance Company Limited issued an announcement on April 17, 2007, a copy of which is attached as Exhibit 99.1 hereto.

EXHIBIT LIST

Exhibit	Description
99.1	Announcement, dated April 17, 2007

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Life Insurance Company Limited
(Registrant)

	By:	/s/ Wan Feng
April 19, 2007		(Signature)

	Name:	Wan Feng
	Title:	Executive Director

EXHIBIT 99.1

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 2628)

ANNOUNCEMENT OF RESULTS FOR THE YEAR ENDED

31 DECEMBER 2006

RESULTS OF THE GROUP

China Life Insurance Company Limited (the “Company”) is pleased to announce the audited consolidated results of the Company and its subsidiaries (the “Group”) for the year ended 31 December 2006 together with last year’s comparative figures as follows:

CONSOLIDATED INCOME STATEMENT

FOR THE YEAR ENDED 31 DECEMBER

		2006	2005
	Note	RMB million	RMB million
REVENUES
Gross written premiums and policy fees
(including gross written premiums and policy fees from insurance contracts 2006: RMB98,840 million, 2005: RMB80,651 million)		99,417	81,022
Less: premiums ceded to reinsurers		(140)	(769)

Net written premiums and policy fees		99,277	80,253
Net change in unearned premium reserves		(430)	(215)

Net premiums earned and policy fees		98,847	80,038

Net investment income	1	24,942	16,685
Net realised gains/(losses) on financial assets	2	1,595	(510)
Net fair value gains on assets at fair value through income (held-for-trading)	3	20,044	260
Other income		1,883	1,739

Total revenues		147,311	98,212

		2006		2005
	Note	RMB million		RMB million
BENEFITS, CLAIMS AND EXPENSES
Insurance benefits and claims
Life insurance death and other benefits	4		(10,797)		(8,311)
Accident and health claims and claim adjustment expenses	4		(6,999)		(6,847)
Increase in long-term traditional insurance contracts liabilities	4		(44,238)		(33,977)
Interest credited to long-term investment type insurance contracts	4		(6,386)		(4,894)
Interest credited to investment contracts			(996)		(973)
Increase in deferred income			(11,607)		(8,521)
Policyholder dividends resulting from participation in profits			(17,617)		(5,359)
Amortisation of deferred policy acquisition costs	5		(10,259)		(7,766)
Underwriting and policy acquisition costs			(2,415)		(1,845)
Administrative expenses			(9,339)		(7,237)
Other operating expenses			(859)		(798)
Statutory insurance fund			(194)		(174)

Total benefits, claims and expenses			(121,706)		(86,702)

Share of results of associates	6		—		—

Net profit before income tax expenses	7		25,605		11,510
Income tax expenses	8		(5,554)		(2,145)

Net profit			20,051		9,365

Attributable to:
• shareholders of the Company			19,956		9,306
• minority interest			95		59

Basic and diluted earnings per share	9	RMB	0.75	RMB	0.35

Dividends	10		3,957		1,338

Notes:

1	NET INVESTMENT INCOME

	2006	2005
	RMB million	RMB million
Debt securities	12,384	8,429
Term deposits and cash and cash equivalents	8,207	7,903
Equity securities	4,662	494
Policy loans	80	22
Securities purchased under agreements to resell	23	3

Subtotal	25,356	16,851
Securities sold under agreements to repurchase	(270)	(70)
Investment expenses	(144)	(96)

Total	24,942	16,685

2	NET REALISED GAINS/(LOSSES) ON FINANCIAL ASSETS

	2006	2005
	RMB million	RMB million
Debt securities
Gross realised gains	20	158
Gross realised losses	(26)	(5)
Impairments	—	(92)

Subtotal	(6)	61

Equity securities
Gross realised gains	1,601	143
Gross realised losses	—	(63)
Impairments	—	(651)

Subtotal	1,601	(571)

Total	1,595	(510)

The proceeds from sales of available-for-sale securities and the gross realised gains/(losses) for the years ended 31 December 2006 and 2005 were as follows:

	2006	2005
	RMB million	RMB million
Proceeds from sales of available-for-sale securities	49,902	59,806
Gross realised gains	1,621	301
Gross realised losses	(26)	(68)

3	NET FAIR VALUE GAINS/(LOSSES) ON ASSETS AT FAIR VALUE THROUGH INCOME (HELD- FOR-TRADING)

	2006	2005
	RMB million	RMB million
Debt securities	305	88
Equity securities	19,739	172

Total	20,044	260

4	INSURANCE BENEFITS AND CLAIMS

	Gross	Ceded	Net
	RMB million	RMB million	RMB million
For the year ended 31 December 2006
Life insurance death and other benefits	10,814	(17)	10,797
Accident and health claims and claim adjustment expenses	7,209	(210)	6,999
Increase in long-term traditional insurance contracts	44,264	(26)	44,238
Interest credited to long-term investment type insurance contracts	6,386	—	6,386

Total insurance benefits and claims	68,673	(253)	68,420

For the year ended 31 December 2005
Life insurance death and other benefits	8,320	(9)	8,311
Accident and health claims and claim adjustment expenses	7,506	(659)	6,847
Increase in long-term traditional insurance contracts liabilities	34,114	(137)	33,977
Interest credited to long-term investment type insurance contracts	4,894	—	4,894

Total insurance benefits and claims	54,834	(805)	54,029

5	DEFERRED POLICY ACQUISITION COSTS

	2006	2005
	RMB million	RMB million
Gross
As at 1 January	37,841	32,981
Acquisition costs deferred	15,929	14,231
Amortisation charged through income	(10,359)	(7,960)
Amortisation charged through equity	(4,166)	(1,411)

As at 31 December	39,245	37,841

Ceded
As at 1 January	(100)	(194)
Acquisition costs deferred	(15)	(100)
Amortisation charged through income	100	194

As at 31 December	(15)	(100)

Net
As at 1 January	37,741	32,787
Acquisition costs deferred	15,914	14,131
Amortisation charged through income	(10,259)	(7,766)
Amortisation charged through equity	(4,166)	(1,411)

As at 31 December	39,230	37,741

DAC excluding unrealised gains	43,843	38,188
DAC recorded in unrealised gains	(4,613)	(447)

Total	39,230	37,741

Current	794	603
Non-current	38,436	37,138

Total	39,230	37,741

6	INVESTMENTS IN ASSOCIATES

RMB million
Acquisition of Guangdong Development Bank (“GDB”) (a)	5,671
Investment in China Life Property & Casualty Insurance Company Limited (“CLP&C”) (b)	400
Share of results	—
Other equity movements	—

As at 31 December 2006	6,071

(a)	The Group acquired 20% of the share capital of GDB on 18 December 2006 for a cash consideration of RMB5,671 million.
(b)	As approved by China Insurance Regulatory Commission (“CIRC”), the Company entered an agreement with China Life Insurance (Group) Company (“CLIC”) to establish CLP&C with total paid-in capital of RMB1,000 million in 2006. The Company and CLIC own 40% and 60% of CLP&C, respectively. CLP&C obtained its business license and commenced operation on 30 December 2006.

The Group’s share in investment in associates as at 31 December 2006 is as follows:

Name	Country of incorporation	Assets	Liabilities	Revenues	Loss	Interest Held
	(RMB million)
GDB	PRC	77,901	72,230	59	—	20%
CLP&C	PRC	400	—	—	—	40%

Total		78,301	72,230	59	—

7	NET PROFIT BEFORE INCOME TAX EXPENSES

Net profit before income tax expenses is stated after charging the following:

	2006	2005
	RMB million	RMB million
Salary and welfare	4,197	3,118
Housing benefits	256	251
Contribution to the defined contribution pension plan	358	342
Depreciation	848	884
Loss on disposal of property, plant and equipment	—	7
Exchange loss	639	639
Auditor’s remuneration	76	46

8	TAXATION

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income tax relate to the same fiscal authority.

(a)	The amount of taxation charged to the consolidated income statement represents:

	2006	2005
	RMB million	RMB million
Current taxation – Enterprises income tax	858	772
Deferred taxation	4,696	1,373

Taxation charges	5,554	2,145

(b)	The reconciliation between the Group’s effective tax rate and the statutory tax rate of 33% in the PRC is as follows:

	2006	2005
	RMB million	RMB million
Net profit before income tax expenses	25,605	11,510

Tax computed at the statutory tax rate of 33%	8,450	3,798
Non-taxable income	(3,250)	(1,763)
Additional tax liability from expenses not deductible for tax purposes	354	110

Income taxes at effective tax rate	5,554	2,145

Non-taxable income includes mainly interest income from government bonds. Expenses not deductible for tax purposes include mainly salary, commission, brokerage and donation expenses in excess of deductible amounts as allowed by relevant tax regulations.

(c)	As at 31 December 2006, deferred income taxation is calculated in full on temporary differences under the liability method using a principal taxation rate of 33%.

The movement on the deferred income tax liabilities account is as follows:

	2006	2005
	RMB million	RMB million
As at 1 January	7,982	4,371
Deferred taxation charged to income statement	4,696	1,373
Deferred taxation charged to equity	6,344	2,238

As at 31 December	19,022	7,982

(d)	The movement in deferred tax assets and liabilities prior to offsetting during the year is as follows:

Deferred tax

	Long-term insurance contracts and investment contracts	Short-term insurance contracts	Investments	DAC	Others	Total
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
As at 1 January 2005	3,952	(9)	1,989	(10,819)	516	(4,371)
(Charged)/credited to income statement	(34)	167	801	(2,101)	(206)	(1,373)
(Charged)/credited to equity	(303)	—	(2,401)	466	—	(2,238)

As at 31 December 2005	3,615	158	389	(12,454)	310	(7,982)

As at 1 January 2006	3,615	158	389	(12,454)	310	(7,982)
(Charged)/credited to income statement	1,900	500	(5,097)	(1,865)	(134)	(4,696)
(Charged)/credited to equity	536	—	(8,255)	1,375	—	(6,344)

As at 31 December 2006	6,051	658	(12,963)	(12,944)	176	(19,022)

9	EARNINGS PER SHARE

There is no difference between basic and diluted earnings per share. The basic and diluted earnings per share for the year ended 31 December 2006 are based on the weighted average number of 26,777,033,767 ordinary shares (for the year ended 31 December 2005: 26,764,705,000).

10	DIVIDENDS

Pursuant to the shareholders’ approval at the annual general meeting in June 2006, a final dividend of RMB0.05 per ordinary share totalling RMB1,338 million in respect of the year ended 31 December 2005 was declared and was paid in July 2006. These dividends have been recorded in the consolidated financial statements for the year ended 31 December 2006.

Pursuant to a resolution passed at the meeting of the Board of Directors on 17 April 2007, a final dividend of RMB0.14 per ordinary share totalling approximately RMB3,957 million for the year ended 31 December 2006 was proposed for shareholders’ approval at the Annual General Meeting. The dividend has not been provided in the consolidated financial statements for the year ended 31 December 2006.

CONSOLIDATED BALANCE SHEET

AS AT 31 DECEMBER

	2006 RMB million	2005 RMB million
ASSETS
Property, plant and equipment	14,565	12,710
Deferred policy acquisition costs	39,230	37,741
Investments in associates	6,071	—
Financial assets
Debt securities:	357,898	255,554
• held-to-maturity securities	176,559	146,297
• available-for-sale securities	176,868	96,425
• at fair value through income (held-for-trading)	4,471	12,832
Equity securities:	95,493	39,548
• available-for-sale securities	62,595	26,261
• at fair value through income (held-for-trading)	32,898	13,287
Term deposits	175,476	164,869
Statutory deposits-restricted	5,353	5,353
Policy loans	2,371	981
Accrued investment income	8,461	6,813
Premiums receivables	6,066	4,959
Reinsurance assets	986	1,182
Other assets	2,212	1,458
Cash and cash equivalents	50,213	28,051

Total Assets	764,395	559,219

	2006 RMB million	2005 RMB million
LIABILITIES AND EQUITY
Liabilities
Insurance contracts
Short-term insurance contracts:
– reserves for claims and claim adjustment expenses	2,498	1,784
– unearned premium reserves	5,346	5,147
Long-term traditional insurance contracts	172,875	124,656
Long-term investment type insurance contracts	282,672	237,001
Deferred income	41,371	34,631
Financial Liabilities
Investment contracts
– with Discretionary Participation Feature (“DPF”)	45,998	42,230
– without DPF	2,614	1,872
Securities sold under agreements to repurchase	8,227	4,731
Annuity and other insurance balances payable	8,891	4,492
Premiums received in advance	2,329	2,951
Policyholder dividends payable	26,057	6,204
Other liabilities	5,333	4,106
Current income tax liabilities	843	525
Deferred tax liabilities	19,022	7,982
Statutory insurance fund	114	98

Total liabilities	624,190	478,410

Contingencies and commitments	—	—
Shareholders’ equity
Share capital	28,265	26,765
Reserves	77,368	37,225
Retained earnings	34,032	16,388

Total shareholders’ equity	139,665	80,378

Minority interest	540	431

Total equity	140,205	80,809

Total liabilities and equity	764,395	559,219

CONSOLIDATED CASH FLOW STATEMENT

FOR THE YEAR ENDED 31 DECEMBER

	2006 RMB million	2005 RMB million
CASH FLOWS FROM OPERATING ACTIVITIES
Net profit attributable to shareholders of the Company	19,956	9,306

Adjustments for non-cash items:
Changes in minority interest	95	59
Net realised and unrealised losses/(gains) on financial assets	(21,639)	250
Amortisation of deferred policy acquisition costs	10,259	7,766
Interest credited to long-term investment type insurance contracts and investment contracts	7,382	5,867
Policy fees	(7,097)	(6,083)
Depreciation and amortisation	912	948
Amortisation of premiums and discounts	(267)	(130)
Loss on foreign exchange and impairments	642	646
Deferred income tax	4,696	1,373

Changes in operational assets and liabilities:
Deferred policy acquisition costs	(15,914)	(14,131)
Financial assets at fair value through income (held-for-trading)	8,943	(20,321)
Receivables and payables	15,594	3,096
Reserves for claims and claim adjustment expenses	714	569
Unearned premium reserves	199	(65)
Deferred income	11,614	8,570
Long-term traditional insurance contracts	44,263	34,108

Net cash inflow from operating activities	80,352	31,828

CASH FLOWS FROM INVESTING ACTIVITIES
Sales and maturities:
Sales of debt securities	6,635	15,094
Maturities of debt securities	4,129	408
Sales of equity securities	43,363	46,555
Property, plant and equipment	53	31
Purchases:
Debt securities	(122,246)	(102,427)
Equity securities	(52,050)	(58,214)
Property, plant and equipment	(2,742)	(1,484)
Acquisition of associate	(6,071)	—
Term deposits, net	(10,719)	9,008
Securities purchased under agreements to resell, net	—	279
Other	(1,390)	(590)

Net cash outflow from investing activities	(141,038)	(91,340)

	2006 RMB million	2005 RMB million
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from investment in securities sold under agreements to repurchase, net	3,496	4,731
Deposits in long-term investment type insurance contracts and investment contracts	91,441	85,946
Withdrawals from long-term investment type insurance contracts and investment contracts	(38,088)	(29,960)
Net proceeds from shares issued	27,810	—
Dividends paid to Company’s shareholders	(1,338)	—
Dividends paid to minority interest	(8)	—

Net cash inflow from financing activities	83,313	60,717

Net increase in cash and cash equivalents	22,627	1,205

Cash and cash equivalents

Beginning of year	28,051	27,217

Foreign currency losses on cash and cash equivalents	(465)	(371)

End of year	50,213	28,051

Analysis of balance of cash and cash equivalents
Cash at bank and in hand	45,130	12,448
Short-term bank deposits	5,083	15,603

Supplemental cash flow information
Dividend received	4,415	306
Interest received	18,939	14,552
Income tax paid	535	279

BASIS OF PREPARATION

These consolidated financial statements have been prepared in accordance with Hong Kong Financial Reporting Standards and Hong Kong Accounting Standards (“HKFRS”), under the historical cost convention, as modified by the revaluation of available-for-sale financial assets and financial assets at fair value through income.

The preparation of financial statements in conformity with HKFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the Company’s accounting policies.

CHAIRMAN’S STATEMENT

Dear Shareholders,

I am pleased to present to you the Group’s (the “Group” refers to the Company and its subsidiaries) operating results for the financial year ended 31 December 2006.

The year of 2006 represents a significant milestone year in the development history of China insurance industry. The promulgation of State Council’s “Some Opinions on the Reform and Development of the Insurance Industry”, provided an unprecedented opportunity for the rapid development of China insurance industry. As a core member of China Life group, the Company integrated the group’s development strategy of “strong core business with appropriate diversification” to further its business goal, which is “to establish itself as a first class international life insurance company with strong capital resources, advanced corporate governance, well-established management system, stringent internal control, leading technologies, first class team, superior service, outstanding brand, balanced and harmony development”. With this in mind, the Company is dedicated to the creation of greater shareholders value. In 2006, with a view to promoting and developing the well being of the insurance industry as our responsibility, we played a leading role in the industry. Based on the guiding principle of “proactive and balance, consolidation and transformation, innovative and excel”, we captured the unprecedented opportunities arising from the rapid development of the insurance industry and we accelerated our business development, further strengthened our corporate structure, continued to optimize our investment portfolio, accelerated our business growth, continued to refine our business structure, vastly increased the investment return, generated higher operating profits, further optimized our corporate governance, continued to strengthen our internal control and, thereby, accomplishing each corporate and business objectives set out in 2006.

In December, 2006, the Company completed the initial public offering of our A Shares. On 9 January 2007 our A Shares were successfully listed on the Shanghai Stock Exchange. This further strengthened the capital base of our Company and significantly raised the Company’s brand and increased our influence on the society.

On 23 January 2007, our A Shares were admitted into Shanghai Stock Exchange Index 180, Shanghai Stock Exchange Index 50, Shanghai and Shenzhen Index 300, China Securities Index 100, China Securities Index 800 and Prosperity Share Index. On 12 March 2007, our H Shares were admitted into the Hang Seng Constituent Index and became the first Chinese bluechip insurance stock admitted into the Hang Seng Constitutent Index. Our influence on the local and international capital market becomes increasingly significant.

Our Company is the core member of the China Life group, which ranked 217th among “Fortune 500” announced by Fortune in 2006. In March, 2006, the Company was awarded “The World’s Most Admired Companies 2006” by Fortune. In June 2006, the Company was named as one of the “Top 10 Most Valuable Brand Name of China” in the campaign “China’s 500 Most Valuable Brand” jointly hosted by selection panel of World Brand Lab and World Economic Forum for the three consecutive years. In September 2006, the Company was named by the magazine “Euromoney” as “Asia’s Best Managed Companies”. In November 2006, the Company ranked in top 10 in the China Top 20 Brand announced by the U.S. “Business Week”. In January 2007, the Company ranked top three in the campaign of “2006 Top 10 Most-liked Hong Kong Listed Companies” by a selection panel comprising of Association of International Accountants, Hong Kong Branch and other organizations. In April 2007, the Company ranked 243rd in “the Global Largest 2000 Enterprises” by Forbes, an improvement of 54 places compared to 2006.

In 2006, the Group’s total revenue was RMB147,311 million, the net profits attributable to shareholders of the Company was RMB19,956 million, the basic and fully diluted earnings per share was RMB0.75, each of which is a historic record high for the Company. As at 31 December 2006, the Company’s embedded value was RMB181,989 million, and the solvency margin was approximately 3.5 times the minimum regulatory requirements.

ACHIEVING RAPID GROWTH AND MAINTAINING MARKET LEADING POSITION

As at 31 December 2006, the Group’s total revenues were RMB147,311 million, an increase of 50% from 2005. Gross written premiums and policy fees reached RMB99,417 million, an increase of 22.7% from 2005. The net investment income was RMB24,942 million, an increase of 49.5% from 2005. Both the Company’s insurance business and investment performed excellently, leading to a substantial improvement in the operating results.

In accordance with the data released by the CIRC, under the PRC Accounting Standard, the Company’s market share in 2006 was 45.27%, maintained its leading position in the life insurance market in China.

OPTIMIZING BUSINESS STRUCTURE AND STEADY INCREASE IN EMBEDDED VALUE

The Company endeavors to optimize the quality of its business. In 2006, the Company’s total gross written premiums were RMB92,320 million, an increase of 23.2% from 2005. The first year regular gross written premium accounted for 90.7% of the first-year gross written premiums of long term traditional insurance contracts. The continued improvement of the business quality enables the Company to sustain its long term steady development.

The rapid growth in business and the improvement of business quality further enhanced the Company’s embedded value. As at 31 December 2006, the Company’s embedded value was RMB181,989 million, an increase of 59.7% from 2005. The value of new business for the year ended 31 December 2006 was RMB10,481 million, an increase of 40.0% from 2005.

STRONG CAPITAL BASE AND OUTSTANDING INVESTMENT ABILITY

We are one of the largest institutional investors in the China capital market. As at 31 December 2006, the Company’s asset investment was RMB686,804 million, an increase of RMB192,448 million from 2005, representing an increase of 38.9%.

During 2006, the Company captured the favorable conditions of capital market, optimized the investment portfolio and increased the proportion of investment assets in equity and debt securities, which effectively increased the return on investment. In 2006, the Company’s investment yield was 4.27% (investment assets included financial assets and cash and cash equivalent but excluded accrued investment income), an increase of 41basis points from 2005. The Company started to establish a high standard investment management information system and an investment standard, which complied with the investment nature of insurance fund in order to significantly improve the professional standard of our investment management. China Life Insurance Asset Management Company Limited (the Company’s subsidiary) and Franklin Templeton Strategic Investments Limited etc. jointly contributed capital to establish China Life Franklin Asset Management Company Limited for setting up an oversea investment platform for the Company. Besides, in term of investment innovative, there was also a breakthrough. The Company and National Development Bank jointly launched and fully subscribed the US$300 million floating interest bond. This being the first private placement in the bond market of China.

In 2006, the Company actively pursed strategic investment opportunities. In June 2006, the Company successfully subscribed for shares in CITIC Securities Company Limited (“CITIC”) (Shanghai Stock Exchange Code 600300 SH) and became CITIC’s second largest shareholder. The Company also captured the investment opportunity when Guangdong Development Bank Company Limited (“GDB”) re-structured its capital, and subscribed for the shares in GDB and became one of the equally-ranked largest shareholder of GDB. Following our investment in initial public offering of H shares of China Construction bank Limited (Hong Kong Stock Exchange Code 0939 HK), the company also became one of the largest strategic investors in A shares and one of the largest cornerstone investors in the H shares of Bank of China Limited (Hong Kong Stock Exchange Code 3988 HK, Shanghai Stock Exchange ode 601988 SH) and Industrial and Commercial Corporation Limited (Hong Kong Stock Exchange Code 1398 HK, Shanghai Stock Exchange Code 601398 SH). The above strategic investment reflected our strong capital base and our outstanding investment management ability.

STRONG FINANCIAL POSITION AND SUBSTANTIAL IMPROVEMENT IN PROFITABILITY

The Group’s net profits for 2006 attributable to shareholders of the Company was RMB19,956 million, an increase of 114.4% from 2005. As at 31 December 2006, the Group’s total shareholders’ equity (attributable to the Company’s shareholders’ equity) was RMB139,665 million, an increase of 73.8% from 2005.

In 2006, the Company continued to strengthen its comprehensive budgetary management, imposed stringent policy on cost control. The consolidated cost control ratio was 14.9%, a decrease of 2.3 percentage points from 2005.

As at 31 December 2006, the Group’s total assets was RMB764,395 million and the solvency margin was 3.5 times the minimum regulatory requirement. A strong financial position and an adequate solvency margin provided the Company with powerful support in sustaining rapid and healthy development of the business.

EXPANDING SALES CHANNELS AND ENHANCING SERVICE STANDARD

As at 31 December 2006, the Company had more than 15,000 sale points and approximately 650,000 insurance officers, each of which represents an increase from 2005. The rate of insurance officer that holds valid license was 94%, an increase of 15% from 2005. The Company has approximately 12,000 group insurance sale officers, maintaining the 2005 level. In addition, the Company has a network of more than 87,000 intermediary agency, spread over in commercial bank, post offices, cooperative saving institutions and with more than 15,000 customers’ relation managers. Our three major sale channels remained stable. We are taking steps to pool our resources in these three major sale channels for cross referral sales and sharing customer resources.

In 2006, the Company continued to devote efforts to improve underwriting, claims management as well as to improve customer services standard, to optimize and refine the business flow, to strengthen control over operation risk, and to improve and increase service methods. At the same time, we continued to improve the professional standard of our client services for enhancing the customers’ satisfaction. Our centralized service platform “95519” Call Centre was granted the “2006 China’s Best Call Centre of the Year Award” by the Professional Committee for the Promotion and Alliance of Customer Relationship Management of Informationalization under the Ministry of Information Industry, and was the only life insurance company for the three consecutive years receiving such award. The Company was also awarded the “2006 China Ten Best Service Brands” by China Call Centre & CRM Association.

In 2006, the Company continued to enlarge its investment in information technology (“IT”). Our investment in IT enables us to strengthen the IT application and to improve the customer services. This enables the operating system of the core business to be managed efficiently. The strengthening of the IT provided an overall support to our business sales, customer services, management decision making process and risk management. Further more, the Company continued to work on the centralization of data, and completed the national promotion of CBPS 8 version and were now working toward the centralization of data of the head office. The location of our Shanghai data centre had been selected and project contract was signed. The selection of location of our Beijing research and development centre was being finalised. In February 2007, the Company was selected in third year by National Informatization Evaluation Centre as the “Top 500 Chinese Informatization Enter prises” and was ranked 12th in place, third among the shortlisted financial institutions and the first among the shortlised insurance enterprises.

UPHOLDING THE HUMAN VALUE AND UPGRADING THE QUALITY OF STAFF

The Company upholds the importance of human value as their principal guidelines for human resources policy and management. As a foundation for our long-term sustainable growth, we endeavor to strengthen the building of our team and to improve our staff’s quality.

In 2006, the Company rear range the management team and the representative of certain provincial offices. We had appointed Chief Investment Officer, Chief Information Technology Officer, and also recruited from oversea a Chief Actuary who had international working experience upon the retirement of Mr. Daniel Joseph Kunesh, our former Chief Actuary. Our team of senior management becomes more youthful, professional and international.

The Company valued highly the improvement of leadership quality and comprehensive skill and quality of all levels of our management. We provided tailored training to the newly appointed managers of all levels of the head office, the representative of branches at province level, and departmental heads.

The Company designated a Training Division to organize educational training for its staff. The Company utilised the existing training facilities and information technology to set up “China Life Network College”, providing overall professional training to enhance the staff professional knowledge. At the same time, among the head office and branches, the Company systematically arranged for interaction between management personnel and professional technical personnel. In addition, the Company also selected staff to attend oversea professional training. We aim to develop and reserve more comprehensive qualified management and professional technical staff to meet our long-term corporate development growth.

ENHANCING CORPORATE GOVERNANCE AND STRENGTHENING INTERNAL CONTROL

At the shareholders’ annual general meeting in June 2006, new board members and supervisory committees were elected. In compliance with regulatory requirements, we have adopted the Procedural Rules for Shareholders’ Meeting, further amended the Company’s Articles of Association, Procedural Rules for Board and Supervisory Committee Meeting, for the refinement on the corporate matters. The Board of Directors also additionally appointed a finance specialist as an independent non-executive director and who is also a member of audit committee in order to strengthen professionalism in the Board of Directors. In view of the Company’s successful experience in the disclosure of corporate governance information, the Company was invited by the United Nations Conference on Trade and Development in October 2006 to attend the twenty-third session of Intergovernmental Working Group of Experts on International Standards of Accounting and Reporting (ISAR) in Geneva, its Europe Headquarter and presented a speech to the group. The Company was one of the two enterprises in the world being invited to attend the session and was also the only corporate representative from the developing countries.

In 2006, the Company, based on the existing internal control system, continued the refinement on the internal control structure and system. The Company set up a 5-tiers internal control structures. We set up Internal Control Compliance Division in our head off ice and provincial branch offices, and on the local level offices we established the legal compliance section. The Company formulated the “Speedy Implementation and Application of Internal Control System” to clarify the principle concept and guidelines on the internal control system, with stated objective and operating mechanisms to strengthen the internal control guidance. In September 2006, the Company organized a month-long activity on “Internal Control Awareness” to further instill the internal control concept and the compliance of “Sarbanes-Oxley Act – Section 404” requirements.

Management has completed its assessment of its internal controls over financial reporting as required by the US SEC and has concluded that such controls are effective. We have also received from our registered independent auditors unqualified opinions on management’s assessment of the effectiveness of internal control over financial reporting and on the effectiveness of our internal control over financial reporting. Management’s assessment and the report of our registered independent auditor will be included in our SEC Form 20-F (the US version of annual report).

TAKING SOCIAL RESPONSIBILITY AND PLAYING A LEADING ROLE

The Company being the largest life insurance company in China endeavors to play a leading role in the industry and to actively participate in building a harmonious society. The Company was the first in promoting government policies on social matters and business development that were encouraged by the government. We actively involved in providing insurance services to the local community and participated in charitable activities, to fulfill our commitment on social responsibility.

Our Company placed strong emphasis on the development of New Village Cooperative Medical Scheme (“NVCMS”) etc. as our strategic business. We had started the NVCMS business in 48 local towns and districts of the nine branches located in Jiangsu, Henan and Tsingtao. The cumulative participants in this scheme had reached 17.4 million.

The Company had also been enthusiastic toward the community charitable services. In 2006, the Company donated a total of RMB64.44 million to charitable organizations, among which, the Company organized to donate over RMB5 million to set up 18 “China Life Long March Primary Schools” along the Long March routes of the 13 Provinces. The Company also donated RMB1 million to the “Mutual Support and Courage Fund” of Shanghai. In addition, our China Life Volunteer Organization is being set up.

In March 2007, the Company contributed a capital of RMB50 million to set up “China Life Charitable Fund” and approval has been granted by the State Council. To play a pilot role in the industry and to take social responsibility has become an important part of our China Life corporate cultures, which has also been clearly reflected in our corporate mission of “Care for Individual, Care for Life, Serve the Community and Create Value”.

FINAL DIVIDEND

The Board of Directors proposed the payment of a final dividend of RMB0.14 per share for the year ended 31 December 2006 to shareholders of the Company. The payment of final dividend shall be subject to shareholders’ approval at the annual general meeting (the “Annual General Meeting”) to be held on Tuesday, 12 June 2007.

2007 OUTLOOK

In 2007, China macro-economic policy shall continue to maintain a stable growth. Following the State Council’s “Some Opinions on the Reform and Development of the Insurance Industry” and also the resolutions made by the Central Finance Working Conference and National Insurance Working Conference in early 2007, there will be further impetus to expand the insurance industry. At the same time, the Company will face further challenges in view of the keen competition in the insurance industry and the uncertainty of the capital market. Being the largest life insurance company in China and one of the largest institutional investors in the capital market of China, we shall actively take up new challenges and capture new development opportunities. We shall utilize our strength in the possession of the largest customers base, the most extensive distribution network and service network, to continue to carry out the responsibility and mission in developing the insurance industry.

The Company will endeavor to strengthen and perfect our corporate governance, to strengthen internal control and risk management, as well as to capture business opportunities, to restructure the business, to continue to develop better quality insurance business, to consolidate our leading position and to optimize our investment structure, to improve the investments return and to further increase profitability. We shall actively response to our customers’ changing needs by innovating new business and products, providing logistic and service support and continuing to improve our standard of sale and service. We shall continue to play our leadership role in the industry by actively pursue social responsibility. We shall further advance the Company’s competitive advantage and ability to serve the economic needs of the society. We shall lay down solid foundation to develop the Company into first class international life insurance company and to create greater value to our shareholders.

Finally I would like to take this opportunity to extend my heartfelt gratitude to all our staff for their hard work and dedications. I am also like to express my sincere thanks to our shareholders and customers for their understanding and support. My special thanks to our board members, members of the supervisory committee, the operational management for their commitments to the Company. My sincere thanks to Mr. Wu Yan, our resigned director and president and also Mr. Miao Fuchun, our retiring non-executive director for their contributions and valuable guidance during the tenure of their office.

GROSS WRITTEN PREMIUMS AND DEPOSITS
For the year ended 31 December

	2006 RMB million	2005 RMB million
Individual life insurance
Gross written premiums	80,086	63,205
First-year gross written premiums	22,659	19,574
Single gross written premiums	1,175	1,085
First-year regular gross written premiums	21,484	18,489
Renewal gross written premiums	57,427	43,631
Deposits	70,355	62,483
First-year deposits	56,560	49,144
Single deposits	53,658	46,061
First-year regular deposits	2,902	3,083
Renewal deposits	13,795	13,339

Group life insurance
Gross written premiums	1,144	867
First-year gross written premiums	1,115	851
Single gross written premiums	1,030	811
First-year regular gross written premiums	85	40
Renewal gross written premiums	29	16
Deposits	21,086	23,463
First-year deposits	21,078	23,452
Single deposits	21,072	23,401
First-year regular deposits	6	51
Renewal deposits	8	11

	2006 RMB million	2005 RMB million
Accident and short-term health insurance
Gross written premium	11,090	10,867
Short-term accident insurance
Gross written premiums	5,148	5,135
Short-term health insurance
Gross written premiums	5,942	5,732

Total gross written premiums	92,320	74,939
Total deposits	91,441	85,946

EMBEDDED VALUE

SUMMARY OF RESULTS

The embedded value as at 31 December 2006 and the value of one year’s sales for the 12 months to 31 December 2006 are shown below.

Table 1

Embedded Value as at 31 December 2006 and Value of One Year’s Sales in the 12 months to 31 December 2006 (RMB million)

ITEM		RMB MILLION
A	Adjusted Net Worth	117,700
B	Value of In-Force Business before Cost of Solvency Margin	78,296
C	Cost of Solvency Margin	(14,006)
D	Value of In-Force Business after Cost of Solvency Margin (B+C)	64,290
E	Embedded Value (A+D)	181,989
F	Value of One Year’s Sales before Cost of Solvency Margin	12,971
G	Cost of Solvency Margin	(2,489)
H	Value of One Year’s Sales after Cost of Solvency Margin (F+G)	10,481

Note: Numbers may not be additive due to rounding.

MOVEMENT ANALYSIS

The following analysis tracks the movement of the embedded value from the start to the end of the reporting period.

Table 2

Analysis of Embedded Value Movement in 2006 (RMB million)

ITEM		RMB MILLION
A	Embedded Value at Start of Year	113,954
B	Expected Return on Embedded Value	9,072
C	Value of New Business in the Period	10,481
D	Operating Experience Variance	1,615
E	Investment Experience Variance	3,116
F	Assumption other than Corporate Tax Assumption and Model Changes	1,334
G	Corporate Tax Assumption Changes	4,111
H	Market Value Adjustment	11,604
I	Shareholder Dividend Distribution	(1,338)
J	Capital Inflow	27,810
K	Others	230
L	Embedded Value as at 31 December 2006 (sum A through K)	181,989

Notes: 1) Numbers may not be additive due to rounding.

2)	Items B through K are explained below:

B	Reflects 11.5% of the opening value of in-force business and value of new business sales in 2006 plus the return on investments supporting the 2006 opening adjusted net worth.

C	Value of new business sales in 2006.

D	Reflects the difference between actual 2006 experience (including lapse, mortality, morbidity, expense and tax etc.) and the assumptions.

E	Compares actual with expected investment returns during 2006.

F	Reflects the effect of projection model enhancements and assumption revisions other than corporate tax assumption for selected products and a small increase in assumed investment returns.

G	Reflects the effect of corporate tax changes.

H	Change in the market value adjustment from the end of year 2005 to the end of the year 2006.

I	Reflects dividends distributed to shareholders during 2006.

J	Capital inflow from A-share financing at the end of 2006.

K	Other miscellaneous items.

SENSITIVITY TESTING

Sensitivity testing was performed using a range of alternative assumptions. In each of the sensitivity tests, only the assumption referred to was changed, with all other assumptions remaining unchanged. The results are summarized below.

Table 3

Sensitivity Results (RMB million)

	Value of in-force business after cost of solvency margin	Value of one year’s sales after cost of solvency margin
Base case scenario	64,290	10,481
Risk discount rate of 12.5%	57,695	9,263
Risk discount rate of 10.5%	71,893	11,905
10% increase in investment return	76,160	12,373
10% decrease in investment return	52,418	8,590
10% increase in expenses	63,291	9,809
10% decrease in expenses	65,288	11,154
10% increase in mortality rate for non-annuity products and 10% decrease in mortality rate for annuity products	63,392	10,333
10% decrease in mortality rate for non-annuity products and 10% increase in mortality rate for annuity products	65,178	10,630
10% increase in lapse rates	63,037	10,203
10% decrease in lapse rates	65,617	10,779
10% increase in morbidity rates	63,351	10,328
10% decrease in morbidity rates	65,236	10,635
Solvency margin at 150% of statutory minimum	57,965	9,202
10% increase in claim ratio of short term business	64,141	10,166
10% decrease in claim ratio of short term business	64,438	10,796

DIFFERENCE IN ACCOUNTING STANDARDS

HKFRS vary in certain significant respects from the accounting standards generally accepted in P.R.China (“PRC GAAP”). The net profit reconciliation from PRC GAAP to HKFRS is as follows:

	2006 RMB million	2005 RMB million
Net profit under the PRC GAAP	9,601	5,456

Reconciling items:
Insurance related adjustments	193	6,254
– Deferred policy acquisition costs (a)	5,653	6,308
– Premiums, benefits and reserves of insurance and investment contracts (b)	(5,722)	727
– Claims reserves (c)	(57)	(637)
– Unearned premium reserves (d)	46	(144)
– Other adjustment related to insurances	273	—
Investment related adjustments	15,824	(563)
– Classification difference on investment (e)	15,731	(414)
– Adjustment for effective interest rate (f)	(13)	(47)
– Other adjustment related to investments	106	(102)
Reversal of property, plant and equipment revaluation surplus and its related depreciation (g)	93	59
Stock appreciation rights (h)	(431)	—
Deferred tax effects thereof	(5,321)	(1,899)
Impact to Minority interest from above items	(3)	(1)
Net profit attributable to shareholders of the Company under HKFRS	19,956	9,306

Notes to the reconciliation items:

(a)	Deferred policy acquisition costs (DAC)

Under the PRC GAAP, commission, brokerage and operating expenses are recorded in the income statement when incur red. The actuarial reserving method employed under the PRC GAAP makes an implicit allowance for first year expenses in excess of policy loadings. Under HKFRS, the costs of acquiring new and renewal business which vary with and are primarily related to the production of new and renewal business, are deferred. DAC for long-term traditional insurance contracts are amortised over the premium paying period as a constant percentage of expected premiums. DAC for long-term investment type insurance contracts and investment contracts are amortised over the expected life of the contracts as a constant percentage of the present value of estimated gross profits expected to be realised over the life of the contract.

(b)	Premiums, benefits and reserves of insurance and investment contracts

Under the PRC GAAP, the long-term products comprise life insurance and long-term health insurance, whose premiums received and benefits paid are recognized in current period’s income statement. Under HKFRS, the Group classifies its long-term products into four categories: long-term traditional insurance contracts, long-term investment type insurance contracts, investment contracts with DPF and investment contracts without DPF. For the last three categories, premiums and interests earned are accounted as deposits to the related policy accounts while benefits as well as policy fees, mortality and surrender charges are accounted as withdrawals from the related policy accounts. The reconciling item also includes an amount resulting from differences in actuarial reserving methodologies.

(c)	Claims reserves

Under the PRC GAAP, outstanding claims reserve represents reserve for reported claims and claims incurred but not reported (“IBNR”). For outstanding claims reserve that is reported, the reserve is set at the claimed amount to the extent that it does not exceed the sum assured; if the amount has not been specified by the claimant, the reserve is set at the sum assured. For IBNR of the short-term accident insurance and short-term health insurance which only cover medical costs caused by accident, the reserve is set no higher than 4% of claims paid for that year. For IBNR of the remaining short-term health insurance (except for those which only cover medical costs caused by accident), the reserve is set in accordance with CIRC’s relevant actuarial regulations. In accordance with HKFRS 4 – Insurance Contract, the liability for unpaid claims shall be based on the estimated ultimate cost of settling the claims, using past experience adjusted for current trends, and any other factors that would modify past experience. Changes in estimates of claim costs resulting from the continuous review process and differences between estimates and payments for claims shall be recognized when the estimates are changed or payments are made, an additional outstanding claims reserve should be recognized based on the Group’s best estimates for unpaid claims.

(d)	Unearned premium reserves

Under the PRC GAAP, unearned premium reserve is provided for the future insurance obligations from insurance business with policy terms of no more than one year. For the short-term accident insurance and the short-term health insurance which only cover medical costs caused by accident, unearned premium reserve is provided using 1/24 method of net written premium of these policies. For the remaining of short-term health insurance (except for the insurance obligations which only cover medical costs caused by accident), unearned premium reserve is set in accordance with CIRC’s relevant actuarial regulations. In accordance with HKFRS 4 – Insurance Contract, premiums from short-duration contracts ordinarily shall be recognized as revenue over the period of the contract in proportion to the amount of insurance protection provided.

(e)	Classification difference on investments

Under the PRC GAAP, investments are classified as short-term and long-term investments based on the liquidity and intended holding period of the Company. Short-term investments are carried at the lower of cost and market value while long-term investments are recognized and measured at its cost. In accordance with HKAS 39 – Financial Instruments: Recognition and Measurement, the Group classifies these investments into four categories: financial assets at fair value through income (held-for-trading), held-to-maturity securities, loans and receivables and available-for-sale securities. Available-for-sale securities and financial assets at fair value through income (held-for-trading) are carried at fair value. Held-to-maturity securities, loans and receivables are carried at amortised cost using the effective interest method. Realised and unrealised gains and losses arising from changes in the fair value of the “financial assets at fair value through income (held-for-trading)” category are included in the income statement in the period in which they arise. Unrealised gains and losses arising from changes in the fair value of financial assets classified as available-for-sale securities are recognized in equity. When securities classified as available-for-sale securities are sold or impaired, the accumulated fair value adjustments are included in the income statement as realised gains/losses on financial assets.

(f)	Adjustment for effective interest rate

Under the PRC GAAP, the Group does not amortize premium or discount of short-term debt investments and amortises the premium or discount of long-term bond investment using straight-line method. All the interests received from short-term investments are accounted as a reduction to the carrying value, except those already accounted as receivable at acquisition. According to HKAS39 – Financial Instruments: Recognition and Measurement, the Group uses effective interest rate method to amortize the premium or discount from debt investments.

(g)	Reversal of property, plant and equipment revaluation surplus and its related depreciation

Under the PRC GAAP, the Group recognized RMB1,624 million capital surplus arising from assets revaluation (mainly property, plant and equipment). Under Hong Kong Accounting Standard 16 –Property, Plant and Equipment, the company has chosen the cost model as its accounting policy and does not recognize any revaluation relating to property, plant and equipment. The revaluation surplus and its related depreciation under the PRC GAAP are reversed under HKFRS.

(h)	Stock appreciation rights

Under cur rent PRC GAAP, the Group accounts for costs relating to exercised stock appreciation rights in the income statement in the period they are exercised. In accordance with HKFRS 2 – Share based payment, compensation under the stock appreciation rights is measured based on the fair value of the liabilities incur red and is expensed over the vesting period. The liability is remeasured at each balance date to its fair value until settlement with all changes included in administrative expenses in the consolidated income statement, the related liability is included in other liabilities.

CORPORATE GOVERNANCE

Currently the Board of Directors consists of 10 members and 6 of them are independent non-executive directors. This has exceeded the requirements under the Listing Rules relating to the appointment of at least 3 independent non-executive directors and has also exceeded the recommended best practices under the Code on Corporate Governance Practices (the “Code”) that one third of the board of directors be represented by independent non-executive directors.

For the purpose of refining and perfecting the corporate governance of the Company, delineating the duties and authorities of the Board of Directors, setting out the rules and procedures for the Board of Directors and other board committees, and for ensuring that the Board of Directors and other board committees can duly perform their power delegated by the shareholders of the Company, the Company has adopted and implemented the “Procedural Rules for Board Meeting” and rules and procedures for meetings of other board committees, providing clear procedural guidelines for the effective functioning of the Board of Directors and other board committees. Throughout year 2006, save for a short period of time when the Company did not comply with the code provisions that the roles of the chair man (chair man) and the chief executive officer (president) shall not be performed by the same individual (but the Company has complied with the relevant code provision since 5 January 2006) and a majority of the members of the remuneration and nomination committee should be independent non-executive directors (but the Company has complied with the relevant code provision since 16 March 2006), the Company has complied with all the code provisions set out in the Code and has adopted the recommended best practices set out in the Code in appropriate circumstances.

PURCHASE, SALE OR REDEMPTION OF SHARES OF THE COMPANY

On 26 December 2006, the Company completed the initial public offering of 1,500,000,000 A Shares. On 9 January 2007, the A Shares commenced trading on the Shanghai Stock Exchange. Among the offering of A Shares, 600,000,000 A Shares were not subject to any selling restriction and the remaining 900,000,000 A Shares were subject to a “lock-up” selling restriction.

Save as disclosed above, during year 2006, the Company and its subsidiaries have not purchased, sold or redeemed any of the Company’s listed securities.

ANNUAL GENERAL MEETING AND CLOSURE OF REGISTER OF MEMBERS

The Company’s Annual General Meeting will be held on Tuesday, 12 June 2007. The H Share register of members of the Company will be closed for the purpose of deter mining H Share shareholders’ entitlement to attend the Annual General Meeting, from Sunday, 13 May 2007 to Tuesday, 12 June 2007, during which period no transfer of shares will be registered. In order to attend the Annual General Meeting, H share shareholders should ensure that all transfer documents, accompanied by the relevant share certificates, are lodged with the Company’s H share registrar, Computershare Hong Kong Investor Services Limited, at Room 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong, not later than 4:30 p.m. on Friday, 11 May 2007.

FINAL DIVIDEND

The Board of Directors has recommended a final dividend of RMB0.14 per share, amounting to approximately RMB3,957 million, subject to the approval of shareholders at the forthcoming Annual General Meeting. If approved, detail arrangement of the final dividend distribution (including the closure of H Share register of members; the record date to determine H share and A share shareholders’ entitlement to the final dividend) for each of A share and H share will be announced after the Annual General Meeting separately.

REVIEW OF ACCOUNTS

The audit committee of the Company has reviewed the Group’s consolidated financial statements for the year ended 31 December 2006, including the accounting principles and practices adopted by the Group, in conjunction with the Company’s external auditors and internal auditors.

PUBLICATION OF DETAILED RESULTS ON THE WEBSITE OF THE STOCK EXCHANGE

This announcement is published on HKEx’s website at www.hkex.com.hk and the website of the Company www.e-chinalife.com.

As at the date of this announcement, the Board of Directors of the Company comprises:

Executive directors:	Yang Chao, Wan Feng
Non-executive directors:	Shi Guoqing, Zhuang Zuojin
Independent non-executive directors:	Long Yongtu, Sun Shuyi, Ma Yongwei, Chau Tak Hay,
Cai Rang, Ngai Wai Fung

By order of the Board of
CHINA LIFE INSURANCE COMPANY LIMITED
Yang Chao
Chairman

Beijing, China, 17 April 2007